UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K/A

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2003


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________.



Commission file number 0-981
                       -----



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PUBLIX SUPER MARKETS, INC.
                                3300 AIRPORT ROAD
                             LAKELAND, FLORIDA 33811

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                   Index to Financial Statements and Schedule



Report of Independent Registered Public Accounting Firm

Financial Statements:

  Statements of Net Assets Available for Plan Benefits - December 31, 2003 and
    December 31, 2002

  Statements of Changes in Net Assets Available for Plan Benefits - Years ended
    December 31, 2003 and December 31, 2002

  Notes to Financial Statements


Schedule:

  Schedule of Assets (Held at End of Year) - December 31, 2003

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------




The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                KPMG LLP


Tampa, Florida
June 17, 2004



                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002




                                                      2003              2002
                                                      ----              ----
Assets
------

Investments, at fair value (Note 3)               $572,077,930       394,502,525

Employer contribution receivable (Note 4)           14,767,181        15,401,530
                                                  ------------       -----------

     Total assets                                  586,845,111       409,904,055
                                                  ------------       -----------


Liabilities
-----------

Excess contributions payable                         2,144,999               ---
                                                  ------------       -----------

     Total liabilities                               2,144,999               ---
                                                  ------------       -----------


Net assets available for plan benefits            $584,700,112       409,904,055
                                                  ============       ===========


See accompanying notes to financial statements.


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 2003 and 2002




                                                      2003              2002
                                                      ----              ----

Additions to net assets attributed to:
Contributions:
  Participant                                     $ 69,239,026        71,996,210
  Employer - stock                                  14,767,181        15,401,530
                                                  ------------       -----------


    Total contributions                             84,006,207        87,397,740
                                                  ------------       -----------


Investment income (loss):
  Net appreciation (depreciation)
    in fair value of investments                   122,140,842       (31,491,056)
  Dividends                                          3,994,434         3,016,104
  Interest                                              82,672           166,482
                                                  ------------       -----------


    Total investment income (loss)                 126,217,948       (28,308,470)
                                                  ------------       -----------


Participants' loans                                 (1,546,229)       (1,188,724)
                                                  ------------       -----------


    Total additions to plan assets                 208,677,926        57,900,546
                                                  ------------       -----------


Deductions from net assets attributed to:
Distributions to participants                      (33,881,869)      (25,735,168)
                                                  ------------       -----------


    Total deductions to plan assets                (33,881,869)      (25,735,168)
                                                  ------------       -----------


Net additions to plan assets                       174,796,057        32,165,378


Net assets available for plan benefits:
    Beginning of year                              409,904,055       377,738,677
                                                  ------------       -----------

    End of year                                   $584,700,112       409,904,055
                                                  ============       ===========

See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)   Description of Plan and Summary of Accounting Policies
      ------------------------------------------------------

      The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

      The Plan, which became effective January 1, 1995, is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was amended on November 19, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and certain other changes with various effective dates.

      Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the "Company" or "Publix") are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

      (a)  Contributions
           -------------
           Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by Federal law. Participants direct the investment allocations of their contributions and the earnings thereon among eleven investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 2003 and 2002, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc. Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc.

      (b)  Participant Accounts
           --------------------
           Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $107,569 and $158,939 for the years ended December 31, 2003 and 2002, respectively, and were used to reduce Company matching contributions in both years.




                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



      (c)  Vesting
           -------
           Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

      (d)  Loans to Participants
           ---------------------
           All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000, less the participant's highest outstanding loan balance during the previous twelve month period. However, any money held by the participant in the Publix stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter based on the United States prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

           A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited pro-rata to the participant's Savings Contribution Account and Matching Contribution Account from which the loan was originally funded and reinvested according to the participant's current investment elections. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

      (e)  Termination of Plan
           -------------------
           The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contribution Account.

      (f)  Distribution of Benefits
           ------------------------
           Benefits are recorded when paid.

           Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

           A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2.



                                          -2-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



           Upon separation of service, retirement, disability or death, participants or their beneficiaries may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account balances as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix stock. If the value of the participant's vested Accounts is $5,000 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution.

           Payment of deferred distributions must be made to a participant or his/her beneficiary no later than 60 days after the end of the Plan year in which the participant reaches age 62. If the beneficiary is the participant's surviving spouse and the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000, such beneficiary may defer distribution until the participant would have reached age 70 1/2.

      (g)  Basis of Accounting
           -------------------
           The financial statements of the Plan are prepared using the accrual basis of accounting.

      (h)  Investments
           -----------
           The market value of Publix Super Markets, Inc. common stock is based upon quarterly appraisals prepared by an independent appraiser. The fair value of other investments is determined based upon quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

           Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedule of the Plan.

      (i)  Use of Estimates
           ----------------
           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.






                                          -3-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(2)   Administration of the Plan
      --------------------------

      The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix, excluding loan fees paid by Plan participants of $404,309 and $370,738 for the years ended December 31, 2003 and 2002, respectively.


(3)   Investments
      -----------

      The Plan consists of the following investment options:

      (a)  International Fund
           ------------------
           This fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments located outside the United States. International investments contain additional risks not associated with United States domestic issues. The fund can be expected to experience wider variation in its value than the other funds described herein.

           The "SSgA International Growth Opportunities Fund," a commingled fund, is the investment vehicle for the International Fund. This fund seeks capital growth in international stocks through active management. The fund's strategy is to identify growth opportunities among the most competitive and dominant non-United States companies. This fund is designed for aggressive investors seeking growth of capital who can tolerate the greater market risk of investments in foreign securities.

      (b)  Small Cap Blend Fund
           --------------------
           This fund seeks long-term capital growth by investing in securities of companies with small to medium market capitalizations.

           The "Managers Special Equity Fund," a mutual fund, is the investment vehicle for the Small Cap Blend Fund. This fund invests in the stocks of small to medium-sized companies with the potential for capital appreciation as a result of earnings growth and/or improvements in equity valuation. This fund is designed for aggressive investors seeking to invest in smaller companies and willing to accept the market risk of seeking long-term returns.

      (c)  Asset Allocation Funds
           ----------------------
           These funds are growth and income funds which use an asset allocation approach. These funds may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. These funds can be expected to experience wider variation in value than the Fixed Income Fund.




                                          -4-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



           Three SSgA Balanced Funds, commingled funds, are the investment vehicles for the Asset Allocation Funds. These funds are portfolios containing stocks, bonds and fixed income investments. These funds offer diversification by automatically blending risk across different types of investments. The three funds are:

           SSgA Aggressive Strategic Balanced Fund
           ---------------------------------------
           This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for aggressive investors with a long-term investment time frame due to the fund's significant emphasis on stock holdings.

           SSgA Moderate Strategic Balanced Fund
           -------------------------------------
           This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for somewhat aggressive investors with a medium-term investment time frame due to the fund's emphasis on stock holdings.

           SSgA Conservative Strategic Balanced Fund
           -----------------------------------------
           This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for conservative investors with a short to medium-term investment time frame due to the fund's emphasis on bond holdings.

      (d)  Aggressive/Large Cap Growth Fund
           --------------------------------
           This fund seeks long-term capital growth by investing primarily in securities of companies with large market capitalizations.

           The "Smith Barney Large Cap Growth (A) Fund," a mutual fund, is the investment vehicle for the Aggressive/Large Cap Growth Fund. This fund invests in the stocks of nationally-known companies, which lead their industries in product, distribution or service strength. This fund is designed for aggressive investors seeking long-term returns with possible large fluctuations in the short term.

      (e)  Large Cap Value Fund
           --------------------
           This fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The focus is on companies with top quality management teams who respond creatively to change.

           The "Davis New York Venture (A) Fund," a mutual fund, is the investment vehicle for the Large Cap Value Fund. The fund seeks to identify stocks that have specific, long-term trends that should provide consistent growth over time. The fund emphasizes stocks in the insurance, banking and savings & loans and financial services industries. This fund is designed for aggressive investors seeking to invest entirely in the stocks of large, established companies.


                                       -5-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



      (f)  S&P 500 Index Fund
           ------------------
           This fund seeks to replicate the Standard & Poor's 500 Index ("S&P 500 Index"), an index made up of 500 common stocks of United States companies that is generally considered to be representative of the overall United States stock market.

           The "SSgA S&P 500 Index Fund," a mutual fund, is the investment vehicle for the S&P 500 Index Fund. This fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index, and trades stocks only when there is a change in the S&P 500 Index. The fund is designed for moderate to aggressive investors seeking to invest in the stocks of the S&P 500 Index.

      (g)  Intermediate Term Bond Fund
           ---------------------------
           This fund seeks to control  market  risk while  carefully  maximizing
           investment   earnings  through  a  high-quality,   well  diversified,
           intermediate maturity portfolio.

           The "PIMCO Total Return Fund," a mutual fund, is the investment vehicle for the Intermediate Term Bond Fund. This fund is a broad market bond fund that invests in United States government bonds, corporate bonds, mortgage-backed securities and bonds of non-United States issuers. This fund is designed for conservative to moderate investors seeking current income while minimizing the fluctuation of their principal balance.

      (h)  Fixed Income Fund
           -----------------
           This fund consists of a portfolio invested in commercial paper, United States government or Federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

           The "SSgA Stable Value Fund," a commingled fund, is the investment vehicle for the Fixed Income Fund. This fund seeks to maintain the value of the initial investment while providing current income. This fund invests in stable value investments such as GICs, money market instruments and short-term funds such as Treasury bills with an average weighted maturity of one and a half to three years. The fund is designed for conservative investors seeking minimal market risk and modest growth, while maintaining principal and liquidity.





                                       -6-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



      (i)  Publix Stock Fund
           -----------------
           This fund includes two components: shares of Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund, a commingled fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital growth. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.

      The fair value of investments in the following funds each represented 5% or more of the Plan's net assets available for plan benefits.

                                                           December 31,
                                                           ------------

                                                      2003              2002
                                                      ----              ----
      Publix Stock Fund                          $383,994,984       269,685,685

      Smith Barney Large Cap Growth (A) Fund       53,895,959        30,953,247

      SSgA Stable Value Fund                       31,603,832        24,827,259



      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $122,140,842 and ($31,491,056), respectively, as follows:

                                                      Year Ended December 31,
                                                      -----------------------

                                                      2003              2002
                                                      ----              ----
      Publix Stock Fund                          $ 94,353,454       (16,039,284)

      Mutual Funds                                 23,095,839       (15,090,428)

      Commingled Funds                              4,691,549          (361,344)
                                                 ------------       -----------

                                                 $122,140,842       (31,491,056)
                                                 ============       ===========



                                       -7-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(4)   Employer Contribution Receivables
      ---------------------------------

      The employer contribution receivables are contributed in the form of common stock of Publix Super Markets, Inc. The matching contribution, net of forfeitures, of $14,767,181 for the 2003 Plan year was recorded as a receivable in the financial statements as and for the year ended December 31, 2003 and funded by the Company in the 2004 Plan year. The matching contribution, net of forfeitures, of $15,401,530 for the 2002 Plan year was recorded as a receivable in the financial statements as and for the year ended December 31, 2002 and funded by the Company in the 2003 Plan year.

      Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for the common stock of Publix Super Markets, Inc. Valuation effective dates are generally March 1, May 1, August 1 and November 1.


(5)   Reconciliation of Financial Statements to Form 5500
      ---------------------------------------------------

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                December 31,
                                                                ------------

                                                            2003             2002
                                                            ----             ----

        Net assets available for plan benefits
           per the financial statements                $584,700,112      409,904,055

        Less: Amounts allocated to withdrawing
           participants                                  (1,411,180)      (1,374,361)

        Less: Distributions of excess contributions             ---       (1,527,290)
                                                       ------------      -----------

        Net assets available for plan benefits
           per the Form 5500                           $583,288,932      407,002,404
                                                       ============      ===========



                                       -8-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



      The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                           Year ended December 31,
                                                           -----------------------

                                                            2003             2002
                                                            ----             ----

        Benefit payments to participants per the
           financial statements                        $ 33,881,869       25,735,168

        Add:  Amounts allocated to withdrawing
           participants at December 31, 2003 and 2002     1,411,180        1,374,361

        Less: Amounts allocated to withdrawing
           participants at December 31, 2002 and 2001    (1,374,361)      (6,068,586)

        Less: Accrued excess contributions payable
           for year ended December 31, 2003              (2,144,999)             ---

        Less: Distributions of excess contributions
           for years ended December 31, 2002 and 2001    (1,527,290)        (460,953)
                                                       ------------       ----------

        Benefit payments to participants per the
           Form 5500                                   $ 30,246,399       20,579,990
                                                       ============       ==========
        Distributions of excess contributions for
           years ended December 31, 2003 and 2002
           per the Form 5500                           $  2,144,999        1,527,290
                                                       ============       ==========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2003 and 2002, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2003 Plan year were recorded as a liability in the financial statements as of and for the year ended December 31, 2003. However, distributions of excess contributions and any allocable income that were paid for the 2002 Plan year were not recorded as a liability in the financial statements as of and for the year ended December 31, 2002 and were a reconciling item between the financial statements and Form 5500.


(6)   Related-Party Transactions
      --------------------------

      Certain Plan investments are commingled funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management arm of State Street Bank and Trust Company. State Street Bank and Trust Company is the Primary Trustee for the Plan. The Smith Barney Large Cap Growth (A) Fund is a mutual fund managed by Smith Barney Asset Management, the investment advisory arm of Citigroup Asset Management. Citigroup Asset Management is part of Citigroup, Inc. Citigroup, Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan Administrator, as a joint venture. Therefore, the transactions involving these investments, in addition to Publix Super Markets, Inc. common stock, qualify as party-in-interest transactions.





                                          -9-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(7)   Tax Status
      ----------

      The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan's design is exempt from Federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document.













                                          -10-                       (Continued)


                                                                        Schedule


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                        Number of                      Fair
Name of Issuer and Title of Issue     Units/Shares        Cost         Value
---------------------------------     ------------        ----         -----

Marketable:
   International Fund
   ------------------
   SSgA International Growth
      Opportunities Fund *              483,219    $  4,090,922       4,532,654


   Small Cap Blend Fund
   --------------------
   Managers Special Equity Fund         100,949       6,667,302       7,922,770


   Asset Allocation Funds
   ----------------------
   SSgA Balanced Funds:
      SSgA Aggressive Strategic
         Balanced Fund *                458,729       4,110,226       4,607,795
      SSgA Moderate Strategic
         Balanced Fund *                739,906       7,207,110       7,959,644
      SSgA Conservative Strategic
         Balanced Fund *                265,593       2,770,201       3,026,063


   Aggressive/Large Cap Growth Fund
   --------------------------------
   Smith Barney Large Cap
      Growth (A) Fund *               2,470,028      47,725,614      53,895,959


   Large Cap Value Fund
   --------------------
   Davis New York Venture (A) Fund      229,039       5,407,920       6,302,665


   S&P 500 Index Fund
   ------------------
   SSgA S&P 500 Index Fund *          1,329,831      23,561,443      24,415,544


   Intermediate Term Bond Fund
   ---------------------------
   PIMCO Total Return Fund            1,485,335      15,969,435      15,907,557


   Fixed Income Fund
   -----------------
   SSgA Stable Value Fund *          19,790,314      29,789,271      31,603,832


Publix Stock Fund
-----------------
Marketable:
   SSgA Yield Enhanced Short Term
      Investment Fund *                 858,686       9,014,216       9,021,049

Non-Marketable:
   Common stock of Publix Super
      Markets, Inc. *                 7,281,047     274,045,363     374,973,935


Participants' Loans at rates of
   4.00% to 7.75%                           ---             ---      27,908,463
                                                   ------------     -----------

                                                   $430,359,023     572,077,930
                                                   ============     ===========
* Parties-in-interest

                                    SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 28, 2004                   By:  /s/Tina P. Johnson
                                            ---------------------------
                                            Tina P. Johnson
                                            Senior Vice President
                                            Publix Super Markets, Inc.,
                                            Plan Administrator